

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

December 4, 2017

Via E-mail
Wilkes J. Graham
Chief Financial Officer
Wheeler Real Estate Investment Trust, Inc.
2529 Virginia Beach Blvd., Suite 200
Virginia Beach, VA 23452

> **Re: Wheeler Real Estate Investment Trust, Inc.**
> **Form 10-K for the year ended December 31, 2016**
> **Filed February 28, 2017**
> **Form 8-K**
> **Filed November 9, 2017**
> **File No. 1-35713**

Dear Mr. Graham:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2016

Contractual Obligations, page 52

1.   In future periodic filings, please disclose the estimated cash requirements for interest related to your debt or tell us why you believe such disclosure is not necessary; refer to footnote 46 in SEC Interpretive Release 33-8350.

Same Store and New Store Operating Income, page 54

2.   In future periodic filings please revise your presentation to begin your reconciliation of property net operating income with net income (loss), ensuring such non-GAAP measure does not receive undue prominence. Refer to Question 102.10 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016.

Form 8-K filed on November 9, 2017

Exhibit 99.1

3.   We note that your bolded operational highlights focus only on non-GAAP measures, which may result in undue prominence given to them. Please revise in future filings to disclose the most comparable GAAP measures with equal or greater prominence. Refer to Question 102.10 of the updated Non-GAAP Financial Measures Compliance and Disclosure Interpretations issued on May 17, 2016. Additionally, remove your reference to GAAP in disclosing Property NOI or tell us how you determined this measure is not considered non-GAAP.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Shannon Sobotka, Staff Accountant at 202.551.3856 or me at 202.551.3573 with any questions.

Sincerely,

/s/ Mark A. Rakip

Mark Rakip
Staff Accountant
Office of Real Estate &
  Commodities